EXHIBIT 99.2

Notice Regarding Approval of Liability Insurance for Mr. Yitzhak Nissan

On October 7, 2014, the shareholders of the Company approved the purchase of liability insurance for the Company's directors and officers (the "Resolution" and the "Insurance", respectively). Details of the Insurance Policy appear in the Company's Proxy Statement filed with the SEC under Form 6-K on September 2, 2014.

Pursuant to the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5780-2000 (the "Regulations"), the approval of the shareholders of the Company is not required for  insurance of: (i) officers and directors who are controlling shareholders or are related thereto; or (ii) the Chief Executive Officer of the Company; provided that the following conditions are met: (a) the terms of such insurance are equal or inferior to the terms of other officer holders in the Company; and (b) the engagement for the insurance is at market conditions and is not likely to have a material effect on the Company's profitability, assets or obligations. Such insurance must still be approved by the Company's Compensation Committee and Board of Directors (the "Board"), in that order.

The Company's Compensation Committee and Board determined that: (a) the terms of the Insurance Policy are equal to the terms of other officer holders in the Company; and (b) the engagement for the insurance is at market conditions and is not likely to have a material effect on the Company's profitability, assets or obligations.  Consequently, with the adoption of the Resolution, the Insurance of the Company's controlling shareholder and its Chief Executive Officer, Mr. Yizthak Nissan, is approved as well.

In accordance with Section 1C of the Regulations, one shareholder or more holding at least one percent of the issued capital or voting rights in the Company may submit a written objection to the Company not later than fourteen days from the day this report was issued. If such an objection is submitted, the Company will be required to approve the procurement of the Insurance for Mr. Nissan in accordance with the provisions of section 275 of the Israeli Companies Law, 5779-1999, which include the requirement for shareholders' approval.